Filed by: Inverness Medical Innovations, Inc.
under Rule 425 under the Securities Act of 1933
and deemed filed under Rule 14a-12 under the
Securities Exchange Act of 1934

Subject Company: HemoSense, Inc.
Commission File No.: 001-32541
August 14, 2007 San Jose, CA Company Overview

Shared Vision Hemosense "From Professional Point-of-Care to Patient Home Testing" Inverness Medical Innovations "Putting Healthcare in the Hands of Patients"

Why Hemosense? One of the most established and respected products/platforms in the anti-coagulation market today Fits exceedingly well with our goal to become the leading disease management company Use Hemosense's position to grow revenues with existing products from Inverness, Biosite, QAS and Cholestech. R&D efforts are complimentary between Inverness, Biosite, QAS and Cholestech

Basic Facts In current form founded in 2001 Headquarters in Waltham, MA Publicly traded on AMEX: IMA Market Cap: $2.3 billion Mission: Disease and health management from hospital, to POL to home

P&G JV Nutritionals IMPD Biosite Cholestech Hemosense Royalties Revenjues 95 81 332 313 70 32 17 Inverness Medical Innovations Revenue (in millions) $940 million1 1) LTM period ended 3/31/2007, adjusted for joint venture formation

Consumer Products Global Market Share: 32% Global Market Share: 32% (sold by Swiss Precision Diagnostics, our 50% JV w P&G)

Professional Diagnostics Products MSPhotoEd.3 MSPhotoEd.3 MSPhotoEd.3

Inverness Timeline 2001 2002 2003 Nov 2001: Split- off from IMT upon acquisition by J&J Sept 2003: Acquired Abbott rapid test business July 2003: Acquired ABI from Apogent Dec 2001: Acquired Unipath from Unilever Sept 2002: Acquired Wampole June 2003: Signed 5-year supply agreement with Pfizer 2004 2005 Sept 2004: Opened Chinese Mfg. Site Feb 2005: Stirling R&D Center Acquire Binax, Ischemia Technologies Sept 2005: Acquired BioStar product line Acquired IDT (Spain) product line June 2005: Acquired Determine products from Abbott Feb 2006: Acquired ACON Laboratories Feb 2006: Acquired CLONDIAG Chip Technologies May 2006: Acquired 49% Interest of TechLab Dec 2006 Joint Venture Announced With P&G for OTC Products 2006

2007 January 2007 Med-OX Canada, Gabmed GmbH, NSKK, Promesan SRL: Distributor Acquisitions February 2007 Acquisition of First Check Diagnostics-over the Counter drugs of abuse Rapid home tests Inverness Timeline Pending CTEC May/June 2007 Orange Medical QAS June 2007 Biosite March 2007 Acquisition of 75% of Instant Technologies, Inc. May 2007 P&G JV Finalized: Swiss Precision Diagnostics Formed Pending HEM July 2007 Acquisition of 51% Of Diamics Spectral (distributor acquisition )

Geographic Footprint Manufacturing Facilities Bedford, England San Diego, CA Scarborough, ME Louisville, CO Yavne, Israel Matsudo, Japan Hangzhou, China Shanghai, China Research & Development: US UK Germany Israel China

Inverness Growth 2002 2003 2004 2005 2006 East 20.4 27.4 90 20.4 West 30.6 38.6 34.6 31.6 Revenue 207 295 374 448 570 CAGR (compound annual growth rate) : 27% No. of Employees: 3,025 Revenue $mm

Stock Performance - IMA

R&D: Investing in Innovation

R&D R&D : $ 70.3 MM 2006, $ 48.2 MM 2005 ($ 22.1 increase) Over 250 R&D personnel R&D sites Infectious disease: Scarborough, Maine Consumer diagnostics: Bedford, UK Cardiology: Stirling, Scotland & Jena, Germany Virology: Yavne, Israel Hongzou, China: Optimizing and perfecting existing technologies/products

Global Distribution Network

International Distribution Network Extensive presence in major European markets, via direct sales and distribution UK, Germany, France, Spain, Italy, Netherlands Powerful sales reach through vast distribution network in Japan Distributors in over 70 other countries Country specific experience in POC sales to hospitals and primary care, consumables as well as instruments

Inverness Medical Innovations Management Team Ron Zwanziger - CEO, Chairman of the Board Dave Scott - Chief Scientific Officer Jerry McAleer - Vice President R&D David Toohey - President IMPD (Professional Diagnostics) Hilde Eylenbosch - CEO Swiss Precision Diagnostics (JV) Geoff Jenkins - Vice President WW Operations John Bridgen - Vice President Business Development Dave Teitel - Chief Financial Officer Jon Russell - Vice President, Finance Ellen Chiniara - General Counsel Paul Hempel - Senior Vice President Leadership Development John Yonkin - President NA Peter Scheu - VP GM Physicians Office (POL) Dan Delaney - VP GM Clinical Products/Coagulation

Additional Information and Where to Find It: Additional Information and Where to Find It: Inverness plans to file with the SEC a registration statement on Form S-4 in connection with its proposed acquisition of HemoSense, Inc., which will include HemoSense's proxy statement and Inverness' prospectus for the proposed transaction. THE REGISTRATION STATEMENT AND THE DEFINITIVE PROXY STATEMENT/PROSPECTUS WILL CONTAIN IMPORTANT INFORMATION ABOUT INVERNESS, HEMOSENSE, THE TRANSACTION AND RELATED MATTERS. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE DEFINITIVE PROXY STATEMENT/PROSPECTUS CAREFULLY WHEN THEY ARE AVAILABLE. Free copies of the registration statement and the proxy statement/prospectus and other documents filed with the SEC by Inverness and HemoSense can be obtained through the web site maintained by the SEC at www.sec.gov. In addition, free copies of the registration statement and the proxy statement/prospectus will be available from Inverness by contacting Shareholder Relations at (781) 647-3900 or jon.russell@invmed.com or from HemoSense by contacting Don Markley or Brandi Floberg) at 310-691-7100 or bfloberg@lhai.com. Inverness, HemoSense and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of HemoSense in connection with the proposed transaction. Information regarding the special interests of these directors and executive officers in the proposed transaction will be included in the definitive proxy statement/prospectus described above. Additional information regarding Inverness' directors and executive officers is also included in Inverness' proxy statement for its 2007 Annual Meeting of Stockholders, which was filed with the SEC on April 9, 2007. Additional information regarding HemoSense's directors and executive officers is also included in HemoSense's proxy statement for its 2007 Annual Meeting of Stockholders, which was filed with the SEC on or about January 29, 2007. These proxy statements are available free of charge at the SEC's web site at www.sec.gov and from Inverness and HemoSense by contacting them as described above.